

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Ban Siong Ang
Chief Executive Officer
Heyu Biological Technology Corp
Room 1901, Baotuo Building, 617 Sishui Street
Huli District, Xiamen City,
Fujian Province, China 361009

> **Re: Heyu Biological Technology Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 000-26731**

Dear Ban Siong Ang:

We have reviewed your June 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 17

1. Please provide us with your proposed revised disclosure to be included in future filings to address the following:
    - Revise your Business section and MD&A to more clearly identify your products and revenue streams.
    - Provide a breakdown of your revenues and cost of goods sold by product type. To the extent your tabular breakdown of your Cost of revenues (i.e. Disinfectant sprays, Healthcare instruments and Other) on page 18 represents the way you view your product types, revise your future filings to break out revenues earned for the periods presented into the same categories. Provide us with such a breakdown in your response.

- Expand your disclosure on page 17 to describe the reasons for the increase in revenue. For example, discuss the extent to which changes in revenue were driven by prices vs volumes and the degree to which specific products or groups of products impacted sales levels.
- Revise the disclosure on page 17 to clarify whether all of the revenue is related party. Your disclosure on page F-15 states that all of your products are sold to your Chief Executive Officer and director of the Company, Mr. Ban Siong Ang. However, the disclosure on page 17 states that you sign a purchase and sale agreement with a customer, the customer then makes payment to Mr. Ban Siong Ang which is transferred to the Company, and then the goods are delivered to the customer. Please clarify if the products are sold to third party customers or only to Mr. Ban Siong Ang. Revise to clearly explain the business purpose of such an arrangement.
- The revenue recognition section you added on page 18 only addresses the payment deposit. Please provide us revised disclosure to be included in future filings to also include the revenue recognition policy for the orders disclosed on page 17.

2. The disclosure you added on page 18 states that you have classified the deposit received from the customer as "unearned revenue". However, it appears that it is classified as "Advances from customers" on the Balance Sheet. Please clarify. In addition, please explain why the deposit is classified as a current liability since you disclose that you are currently unable to determine when the revenue can be recognized.

3. We note that you added a Cost of Revenue section on page 18. Please confirm that in future filings you will add a line item for Cost of Revenue to the table on page 17 so that it is clear to an investor that the balance is also included in the computation of Loss from Operations.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences